[Letterhead of Helios Total Return Fund, Inc.]

January 19, 2012

Brion R. Thompson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Helios Total Return Fund, Inc. (the “Fund”)

Registration Statement on Form N-14 (the “Registration Statement”)

File Nos. 333-178129 and 811-05820

Dear Mr. Thompson:

On November 22, 2011, January 9, 2012 and January 19, 2012, the Fund filed its Registration Statement on Form N-14, Pre-Effective Amendment No. 1 to such Registration Statement and Pre-Effective Amendment No. 2 to such Registration Statement relating to the proposed reorganization of the Helios Strategic Mortgage Income Fund, Inc. into the Helios Total Return Fund, Inc.

Pursuant to Rule 461 under the Securities Act of 1933, the Fund hereby requests acceleration of the effective date of the Registration Statement so that such Registration Statement may be declared effective on Tuesday, January 24, 2012, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Rachael Schwartz of Paul Hastings LLP at (212) 318-6275, and that such effectiveness also be confirmed in writing.

Very truly yours,

Helios Total Return Fund, Inc.

By:	/s/ Kim G. Redding
	Name:	Kim G. Redding
	Title:	President